SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12B-25

                                        Commission File Number:  714154

NOTIFICATION OF LATE FILING



(Check One): [   ] Form 10-K; [ X ] Form 11-K; [   ] Form 20-F; [   ] Form 10-Q
                        and Form 10-QSB; [   ] Form N-SAR

For period ended:  December 31, 1999

[   ] Transition Period on Form 10-K and Form 10-KSB
[   ] Transition Period on Form 20-F
[   ] Transition Period on Form 11-K
[   ] Transition Period on Form 10-Q and Form 10-QSB
[   ] Transition Period on Form N-SAR

For the transition period ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I

REGISTRANT INFORMATION

Compaq Computer Corporation
(Full Name of Registrant)
20555 SH 249
(Address of Principal Executive Office)
Houston, Texas  77070
(City, State and Zip Code)




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PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box.)

  X    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[   ]  (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-QSB, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

In converting to HTML, and using the Edgar Link software, we encountered numerous encoding problems and software conflicts which prohibited the filing of this document within the initial deadline.


PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Linda S. Auwers                 281-514-1433
                (Name)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [ X ] Yes [   ] No






                                      - 3 -


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [   ] Yes [ X ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    COMPAQ COMPUTER CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


COMPAQ COMPUTER CORPORATION


Date:  June 28, 2000


                                      By:  /s/Linda S. Auwers
                                           ----------------------------------
                                           Vice President, Associate General
                                           Counsel and Secretary